NEWS RELEASE
Kelso Technologies Inc.
June 4, 2026
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. ANNOUNCES 2026 ANNUAL GENERAL MEETING RESULTS

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Corporation") (TSX: KLS) is pleased to announce the detailed voting results from the Annual General Meeting of shareholders held on June 4, 2026 (the "Meeting").

A total of 25,894,911 common shares of the 55,300,085 common shares outstanding at the record date were voted at the Meeting, representing 46.83% of the issued and outstanding common shares of the Corporation at the record date.

Election of Directors

At the Meeting, each of the following nominees set forth in the Corporation's management information circular dated April 22, 2026 was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
Paul Cass	89.10%	10.90%
Jesse Crews	91.32%	8.68%
Laura Roach	88.50%	11.50%
Mark Temen	88.91%	11.09%
Sameer Uplenchwar	93.63%	6.37%

Appointment of Auditors

At the Meeting the shareholders also approved the appointment of CBIZ CPAs P.C. as the auditors of the Corporation with voting of 97.17% For and 2.83% Withheld.

After the Meeting the following officers of the Corporation were appointed:

Jesse Crews - Chief Executive Officer

Sameer Uplenchwar - Chief Financial Officer

Amanda Smith - Chief Operating Officer

Maureen O'Hanley Doucette - Corporate Secretary

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and other transportation. The Corporation's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Corporation's portfolio of proprietary products.

For a more complete business and financial profile of the Corporation, please view the Corporation's website at www.kelsotech.com and public documents posted under the Corporation's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Jesse Crews

Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that Kelso is viewed as a reliable supplier of high-quality rail tank car valves; that Kelso products address issues of public safety, worker well-being and potential environmental harm; and that Kelso valves provide operational advantages to customers. Although Kelso believes the Corporation's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, the Corporation does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Jesse Crews Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com